Mail Stop 0308

      	June 13, 2005


Douglas P. Collier
Chief Financial Officer
Volcom, Inc.
1740 Monrovia Avenue
Costa Mesa, California 92627

      Re:	Volcom, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed June 2, 2005
      File No. 333-124498

Dear Mr. Collier:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page numbers to which we refer correspond to the page numbers in the marked, courtesy copy sent to us by counsel.

Risk Factors, page 6
1. We note your response to comment 6 in our letter dated May 25, 2005. Please note the following risk factors that still do not appear to clearly and concisely convey the actual risk:
* In your last risk factor on page 11, you state that you are subject to risks inherent in international business, "potentially including" the risks you mention in your bullet points. Please consider discussing each of your bullet point risks that are material in separate risk factors and in a manner specific to you. For example, in your first bullet point, you state that you may have "difficulties obtaining domestic and foreign export, import and other governmental approvals, permits and licenses, and compliance with foreign laws, which could halt, interrupt, or delay [y]our operations." Please disclose if you had difficulty obtaining these licenses in any country in the past or if you have reason to believe you will have difficulty obtaining them in the future. If so, please disclose the country and the difficulties. If not, please tell us why this risk is material to you. In addition, please discuss how this risk could halt, interrupt, or delay your operations.
* It appears as if you discuss already the intellectual property risks in foreign countries in your last risk factor on page 7. Please revise or advise.
* In your first full risk factor on page 10, you state that if you or your licensees` key manufacturers fail to use acceptable labor practices, it could have a materially adverse effect on you by disrupting the shipment of finished products. Please disclose if any of these manufacturers use unacceptable labor practices. If not, please tell us how this is material to you. Also, please disclose how unacceptable labor practices would disrupt the shipment of your finished goods.
* In your first full risk factor on page 14, it appears that you discuss two distinct risks. Please consider separating your risk factor into two factors, one discussing the risk of a market not developing for your common stock, and the other for your stock`s price volatility. Also, it appears that the last four bullet points are factors over which you have control or are discussed already in other risk factors. Please revise or advise.

If we are required to establish new manufacturing relationships due to..., page 9
2. Also, your last risk factor on page 9 still contains boilerplate language and does not convey clearly the actual risk. You state that
Ningbo Jehson Textiles and China Ningbo CIXI accounted for 12% and 11% of your product costs in 2004, respectfully. Since these companies accounted for such a large percentage of your costs, you should consider naming them in the risk factor heading and not just the explanatory paragraph.

We may be adversely affected by the discontinuance of our licensing..., page 10
3. We note your response to comment 7 in our letter dated May 25, 2005. You state you have business operations only in the United States and Canada, and outside these two countries you derive revenues only from licensees. However, in the last paragraph of your
Volcom, Inc. subsection on page 1, you state that you serve, directly, Central America, Japan, Korea, and Puerto Rico, in addition to the United States and Canada. Please revise or advise.
Use of Proceeds, page 18
4. We note your responses to comments 12 and 13 in our letter dated
May 25, 2005. Since you have no current, specific plans for a significant portion of the proceeds of your offering, please state and discuss the principal reasons for your offering. See Item 504 of
Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and Results..., page 24
5. We note your response to comment 15 in our letter dated May 25, 2005. You disclose a number of factors that "may positively or negatively impact demand for [y]our products." In addition to just disclosing these factors, please discuss the past performance of these factors and whether, in the future, it is reasonably likely to expect these factors to impact you positively, negatively, or not at all.
Also, you disclose that you monitor "certain key operating indicators in assessing [y]our financial condition...includ[ing] sales to [y]our five largest customer accounts, sales data for both [y]our large and small retail customers and monitoring trends with [y]our various product categories." In addition, please discuss the past performance of these indicators and whether, in the future, it is reasonably likely to expect these indicators to impact you positively, negatively, or not at all.
6. We reissue comment 19 in our letter dated May 25, 2005. In clear and concise language, please disclose the meaning of the phrase "leverage the fixed components of these expenses over increased revenues."

Revenues, page 27
7. We note your response to comment 20 in our letter dated May 25, 2005. In your response, you state that the greatest drive in your "revenue growth and increases in sales by [your] international licensees has been the popularity of the brand across the entirety of
[your] target market." In the first paragraph of this subsection, you state that you "believe [y]our revenue growth was driven primarily by increasing acceptance of [y]our products at retail as a result of marketing and advertising programs that effectively promoted [y]our brand, a compelling product offering, high quality standards, and strong relationships with [y]our retailers." It appears that the response in your letter and the disclosure in your document convey the same meaning. Regardless, to more clearly and concisely convey the meaning of your disclosure, please insert the language of your response letter in the first paragraph of this subsection.



Selective Distribution Model, page 42
8. We note your response to comment 29 in our letter dated May 25, 2005. Please discuss the actions you take if your retailers do not meet your expectations for quality and presentation.

Litigation, page 54
9. We note your response to comment 46 in our letter dated May 25, 2005. In your original document you stated that "this litigation will not likely have a material adverse effect on [y]our financial position." In this amended document, you state that you are "presently unable to estimate any possible loss or range of loss that may result." Therefore, it appears that the litigation may have a materially adverse effect on you. Please discuss how this litigation may have a material impact on your financial position.

Option, page 65
10. We note your response to comment 51 in our letter dated May
25,
2005.  If this agreement is material, please file it as an
exhibit.
See Item 601 of Regulation S-K.  If this information is
confidential
you may file this exhibit using the procedures set forth in Rule
406
under the Securities Act of 1933.

National Market Listing, page 70
11. We note your response to comment 59 in our letter dated May
25,
2005. Please confirm that if you are not listed on the Nasdaq National Market by the time you become effective, you will provide the Nasdaq National Market`s listing requirements and distribution standards that you must meet and how you compare to these requirements and standards.

Note 1, Organization and Summary of Significant Accounting
Policies,
page F-8

Revenue Recognition, page F-9
12. We note your response to comment 65 in our letter dated May
25,
2005. We consider your allowance for product returns to be a valuation or qualifying account within the meaning of Rules 5-04 and
12-09 of Regulation S-X. As previously requested, please disclose information related to your allowance for product returns in Schedule
II - Valuation and Qualifying Accounts. Alternatively, you may disclose the information in the notes to the financial statements.


Note 13, Segment Information, page F-19

13. We note your response to comment 72 in our letter dated May
25,
2005 and would like to request some additional information with respect to your application of SFAS 131. Your response to our prior comment suggests that management has determined that you have only one operating segment based on your analysis of SFAS 131. In order to better understand how you concluded that you have only one operating segment, please provide us the following:

* the name and position of your chief operating decision maker;

* a complete copy of a recent monthly internal management report provided to your chief operating decision maker that includes your operating results; and

* an organizational chart detailing your management structure under the chief operating decision maker as it relates to managing the operational aspects of your business.



*	*	*	*	*	*



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Anthony Watson, Staff Accountant, at (202)
551-
3318 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact John

Fieldsend, Staff Attorney, at (202) 551-3343 or me at (202) 551-
3720
with any other questions.

Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	S. Hoby Darling, Esq.
	Latham & Watkins LLP
	Via Fax: (714) 755-8290

??

??

??

??

Douglas P. Collier
Volcom, Inc.
June 13, 2005
Page 1